ALLIED GOLD LIMITED

ABN 86 104 855 067

NOTICE OF ANNUAL GENERAL MEETING

EXPLANATORY STATEMENT

PROXY FORM

TIME: 10.00am (WST)

DATE: 28 November 2007

PLACE: Hyatt Regency Hotel, 99 Adelaide Terrace Perth

This Notice of Annual General Meeting is an important document and requires your immediate attention. Please read it carefully. If you are in doubt as to what you should do, please consult your professional adviser.

CONTENTS PAGE

TIME AND PLACE OF MEETING AND HOW TO VOTE

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The Annual General Meeting of the Shareholders of Allied Gold Limited which this Notice of Annual General Meeting relates to will be held at 10.00am (WST) on 28 November 2007 at the Hyatt Regency Hotel, 99 Adelaide Terrace Perth

VOTING IN PERSON

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

VOTING BY PROXY

To vote by proxy, please complete and sign the proxy form enclosed and either:

(a) by post to the Company's Share Registry, Computershare Investor Services Pty Ltd, GPO Box D182, Perth WA 6000;

(b) hand deliver the proxy form to Computershare Investor Services Pty Ltd, Level 2, 45 St Georges Terrace, Perth WA 6000;

(c) by facsimile to Computershare Investor Services Pty Ltd on facsimile number (+61 8) 9323 2033;

so that it is received not later than 10.00 am (WST) on 26 November 2007.

Proxy forms received later than this time will be invalid.

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Shareholders of Allied Gold Limited will be held at the Hyatt Regency Hotel, 99 Adelaide Terrace, Perth, Western Australia at 10.00am (WST) on 28 November 2007.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Annual General Meeting are those who are registered Shareholders of the Company on 26 November 2007 at 10.00am (WST).

Terms and abbreviations used in this Notice of Meeting and Explanatory Statement are defined in the Glossary.

AGENDA

BUSINESS

The Explanatory Statement which accompanies and forms part of this Notice describes the matters to be considered at the Meeting.

ORDINARY BUSINESS

Financial Statements and Reports

To receive and consider the annual financial report of the Company for the year ended 30 June 2007 together with the declaration of the directors, the directors' report, the remuneration report and the auditor's report.

1. RESOLUTION 1 – ADOPTION OF REMUNERATION REPORT

To consider and if thought fit, to pass, with or without amendment, the following resolution as a **non-binding resolution**:

"That, for the purpose of Section 250R(2) of the Corporations Act and for all other purposes, approval is given for the adoption of the remuneration report as contained in the Company's annual financial report for the financial year ended 30 June 2007."

2. RESOLUTION 2 – RE-ELECTION OF A DIRECTOR – ANTHONY LOWRIE

To consider and if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purposes of clause 13.4 of the Constitution and for all other purposes, Anthony Lowrie, a Director who was appointed on 9 March 2007, retires, and being eligible, is re-elected as a Director."

3. RESOLUTION 3 – RE-ELECTION OF A DIRECTOR – GRANT BROCK

To consider and if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purposes of clause 13.4 of the Constitution and for all other purposes, Grant Brock, a Director who was appointed on 1 February 2007, retires, and being eligible, is re-elected as a Director."

4. RESOLUTION 4 – RE-ELECTION OF A DIRECTOR – GREG STEEMSON

To consider and if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, for the purposes of clause 13.2 of the Constitution and for all other purposes, Greg Steemson, a Director who retires by rotation, and being eligible, is re-elected as a Director."*

5. RESOLUTION 5 – ISSUE OF DIRECTOR OPTIONS TO MARK CARUSO

To consider and if though fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to allot and issue 4,000,000, 45c Options to Mark Caruso (or his nominee) on the terms and conditions set out in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this Resolution by Mark Caruso (or his nominee) or any of his associates.

6. RESOLUTION 6 – ISSUE OF DIRECTOR OPTIONS TO ANTHONY LOWRIE

To consider and if though fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to allot and issue 1,000,000 40c Options and 1,000,000 44c Options to Anthony Lowrie (or his nominee) on the terms and conditions set out in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this Resolution by Anthony Lowrie (or his nominee) or any of his associates.

7. RESOLUTION 7 – RATIFICATION OF PRIOR ISSUE OF SECURITIES

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, for the purposes of Listing Rule 7.4 of the ASX Listing Rules and for all other purposes, Shareholders ratify the allotment and issue of 40,800,000 Shares on the terms set out in the Explanatory Statement accompanying this Notice."*

Voting Exclusion: The Company will disregard any votes cast on this Resolution by any person who participated in the issue and any associates of those persons.

DATED: 18 OCTOBER 2007

BY ORDER OF THE BOARD

MR PETER TORRE
COMPANY SECRETARY
ALLIED GOLD LIMITED

Voting Exclusion Note:

Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the Shareholders of the Company in connection with the business to be conducted at the Annual General Meeting.

The purpose of this Explanatory Statement is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions in the Notice of Meeting.

1. FINANCIAL STATEMENTS AND REPORTS

In accordance with the Constitution, the business of the Annual General Meeting will include receipt and consideration of the annual financial report of the Company for the financial year ended 30 June 2007 together with the declaration of the directors, the directors' report, the remuneration report and the auditor's report.

2. RESOLUTION 1– REMUNERATION REPORT

The Corporations Act requires that at a listed company's annual general meeting, a resolution that the remuneration report be adopted must be put to the shareholders. However, such a resolution is advisory only and does not bind the Directors or the Company.

The remuneration report sets out the Company's remuneration arrangements for the Directors and senior management of the Company. The remuneration report is part of the Directors' report contained in the annual financial report of the Company for the financial year ending 30 June 2007. It is also available on the Company's website at www.alliedgold.com.au.

A reasonable opportunity will be provided for discussion of the remuneration report at the Annual General Meeting.

3. RESOLUTIONS 2 AND 3 – RE-ELECTION OF DIRECTORS – ADDITIONAL APPOINTMENTS

Mr Anthony Lowrie and Mr Grant Brock were appointed to fill casual vacancies as Directors effective from 9 March 2007 and 1 February 2007 respectively.

In accordance with Clause 13.4 of the Constitution and ASX Listing Rule 14.4, any Director appointed to fill a casual vacancy or as an additional Director holds office until the next general meeting of Shareholders and is then eligible for re-election.

Mr Lowrie and Mr Brock therefore retire at the forthcoming Annual General Meeting in accordance with the Constitution and being eligible, have each offered themselves for re-election.

4. RESOLUTION 4 – RE-ELECTION OF DIRECTOR – RETIREMENT BY ROTATION

Clause 13.2 of the Constitution requires that one third of the Directors retire by rotation at each annual general meeting of the Company. Mr Greg Steemson retires in accordance with that clause and being eligible for re-election, offers himself for re-election at the Meeting.

Clause 13.4 of the Constitution provides that Directors being re-elected pursuant to clause 13.4 shall not be taken into account in determining the Directors who are to retire by rotation at the meeting.

The Company currently has five Directors. Having excluded two Directors being re-elected pursuant to clause 13.4, one must retire.

A Director who retires by rotation under clause 13.2 of the Constitution is eligible for re-election.

Mr Greg Steemson retires by rotation and seeks re-election.

5. RESOLUTIONS 5 AND 6 – ISSUE OF DIRECTOR OPTIONS,

5.1 General

The Company has agreed, subject to obtaining Shareholder approval, to allot and issue a total of 4,000,000 45c Options, 1,000,000 40c Options and 1,000,000 44c Options (together the **Director Options**) to Mark Caruso and Anthony Lowrie (**Related Parties**) in the proportions and on the terms and conditions set out below.

For a public company, or an entity that the public company controls, to give a financial benefit to a related party of the public company, the public company or entity must:

(a) obtain the approval of the public company's members in the manner set out in Sections 217 to 227 of the Corporations Act; and

(b) give the benefit within 15 months following such approval,

unless the giving of the financial benefit falls within an exception set out in Sections 210 to 216 of the Corporations Act.

In addition, ASX Listing Rule 10.11 also requires shareholder approval to be obtained where an entity issues, or agrees to issue, securities to a related party, or a person whose relationship with the entity or a related party is, in ASX's opinion, such that approval should be obtained unless an exception in ASX Listing Rule 10.12 applies.

The grant of the Director Options to the Related Parties requires the Company to obtain Shareholder approval because the grant of Director Options constitutes giving a financial benefit and as Directors, Mark Caruso and Anthony Lowrie are related parties of the Company.

It is the view of the Directors that the exceptions set out in Sections 210 to 216 of the Corporations Act and ASX Listing Rule 10.12 do not apply in the current circumstances. Accordingly, Shareholder approval is sought for the grant of Director Options to the Related Parties.

5.2 Shareholder Approval (Chapter 2E of the Corporations Act and Listing Rule 10.11)

Pursuant to and in accordance with the requirements of Sections 217 to 227 of the Corporations Act and ASX Listing Rule 10.13, the following information is provided in relation to the proposed grant of Director Options:

(a) the related parties are Mark Caruso and Anthony Lowrie and they are related parties by virtue of being Directors;

(b) the maximum number of Director Options (being the nature of the financial benefit being provided) to be granted to the Related Parties is:

(i) 4,000,000 45c Options to Mark Caruso; and

(ii) 1,000,000 40c Options and 1,000,000 44c Options to Anthony Lowrie;

(c) the Director Options will be granted to the Related Parties no later than 1 month after the date of the Annual General Meeting (or such later date as permitted by any ASX waiver or modification of the ASX Listing Rules) and it is anticipated the Director Options will be issued on one date;

(d) the Director Options will be granted for nil cash consideration, accordingly no funds will be raised;

(e) the terms and conditions of the 45c Options are set out in Schedule 1, the terms and conditions of the 40c Options are set out in Schedule 2 and the terms and conditions of the 44c Options are set out in Schedule 3;

(f) the value of the Director Options and the pricing methodology is set out in Schedule 4;

(g) the relevant interests of the Related Parties in securities of the Company are set out below;

Related Party	Shares	Options
Mark Caruso	4,977,693	Nil
Anthony Lowrie	1,635,460	Nil

(h) the remuneration and emoluments from the Company to the Related Parties for both the current financial year and previous financial year are set out below:

Related Party	Current Financial Year	Previous Financial Year
Mark Caruso	$300,000	$300,000
Anthony Lowrie	$72,000	$18,000

(i) if the Director Options granted to the Related Parties are exercised, a total of 6,000,000 Shares would be allotted and issued. This will increase the number of Shares on issue from 340,974,710 to 346,974,710 (assuming that no other Options are exercised and no other Shares issued) with the effect that the shareholding of existing Shareholders would be diluted as follows:

Related Party	Issued Shares as at the date of this Notice of Meeting	Director Options to be issued	Issued Shares upon exercise of all Director Options	Dilutionary effect upon exercise of Director Options
Mark Caruso	340,974,710	4,000,000	346,974,710	1.15%
Anthony Lowrie	340,974,710	2,000,000	346,974,710	0.576%
TOTAL	**340,974,710**	**6,000,000**	**346,974,710**	**1.726%**

The market price for Shares during the term of the Director Options would normally determine whether or not the Director Options are exercised. If, at any time any of the Director Options are exercised and the Shares are trading on ASX at a price that is higher than the exercise price of the Director Options, there may be a perceived cost to the Company.

As at the date of this Notice of Annual General Meeting the Share price is trading on ASX above the exercise price of the Director Options. The Board resolved to issue the Director Options, subject to Shareholder approval, on the terms and conditions set out in this Notice of Annual General Meeting at a time when the Share price was trading on ASX below the exercise price of the Director Options, but Shareholder approval has not been able to be obtained until this Annual General Meeting. The Board resolved to issue those Director Options being issued to:

- Mr Caruso on 21 December 2006 when the previous closing price of Shares on ASX was 32 cents; and
- Mr Lowrie on 8 March 2007 when the previous closing price of Shares on ASX was 34.5 cents;

(j) the trading history of the Shares on ASX in the 12 months before the date of this Notice of Annual General Meeting is set out below:

	Price	**Date**
Highest	73 cents	24 September 2007
Lowest	31 cents	5 March 2007
Last	70 cents	17 October 2007

(k) the primary purpose of the grant of Director Options to Mark Caruso is to provide cost effective consideration to Mr Caruso for his ongoing commitment and contribution to the Company in his role as Managing Director of the Company and as an incentive to maximise returns to Shareholders. It is also the opinion of the Directors (other than Mr Caruso) that the annual remuneration and emoluments paid and payable to Mr Caruso as set out in paragraph 5.2(h) do not on their own amount to adequate compensation at current market rates for the services provided to the Company by Mr Caruso, and to supplement the annual remuneration and emoluments with the issue of Director Options is in the Company's best interests. The Directors (other than Mr Caruso) considered Mr Caruso's experience, the current market price of the Shares and current market practice when determining the number and exercise price of the Director Options to be issued to Mr Caruso. The Directors (other than Mr Caruso) do not consider that there are any significant opportunity costs to the Company or benefits foregone by the Company in issuing the Director Options upon the terms proposed;

(l) the primary purpose of the grant of Director Options to Anthony Lowrie is to provide cost effective consideration to Mr Lowrie as an incentive for him to join the Board and also for work done and proposed to be done by Mr Lowrie for the Company. The Directors (other than Mr Lowrie) considered Mr Lowrie's experience, the current market price of the Shares and current market practice when determining the number and exercise price of the Director Options to be issued to Mr Lowrie.

(m) The Directors (other than Mr Lowrie) do not consider that there are any significant opportunity costs to the Company or benefits foregone by the Company in issuing the Director Options upon the terms proposed;

(n) the Board acknowledges the grant of Director Options to Anthony Lowrie is contrary to Recommendation 8.2 of the ASX Corporate Governance Principles and Recommendations. However, the Board considers the grant of Director Options to Anthony Lowrie reasonable in the circumstances, given the necessity to attract the highest calibre of professionals to the Company, whilst maintaining the Company's cash reserves;

(o) Mark Caruso declines to make a recommendation to Shareholders in relation to Resolution 5 due to his material personal interest in the outcome of the Resolution. The other Directors, who do not have a material interest in the outcome of Resolution 5, recommend that Shareholders vote in favour of Resolution 5. The Board (other than Mark Caruso) is not aware of any other information that would be reasonably required by Shareholders to allow them to make a decision whether it is in the best interests of the Company to pass the Resolution; and

(p) Anthony Lowrie declines to make a recommendation to Shareholders in relation to Resolution 6 due to his material personal interest in the outcome of the Resolution. The other Directors, who do not have a material interest in the outcome of Resolution 6, recommend that Shareholders vote in favour of Resolution 6. The Board (other than Anthony Lowrie) is not aware of any other information that would be reasonably required by Shareholders to allow them to make a decision whether it is in the best interests of the Company to pass the Resolution.

Approval pursuant to ASX Listing Rule 7.1 is not required in order to issue the Director Options to the Related Parties as approval is being obtained under ASX Listing Rule 10.11. Accordingly, the issue of Director Options to the Related Parties will not be included in the 15% calculation of the Company's annual placement capacity pursuant to ASX Listing Rule 7.1.

6. RESOLUTION 7 – RATIFICATION OF PRIOR ISSUE OF SECURITIES

6.1 Background

On 28 March 2007, the Company announced the completion of a placement of 40,800,000 Shares at 32 cents each to institutional clients of Mirabaud Securities Limited to raise $13,056,000.

None of the subscribers pursuant to this issue will be related parties of the Company.

Resolution 7 seeks Shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of those Shares (**Share Ratification**).

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of securities in the same class on issue at the commencement of that 12 month period.

ASX Listing Rule 7.4 sets out an exception to ASX Listing Rule 7.1. It provides that where a company in general meeting ratifies the previous issue of securities made pursuant to ASX Listing Rule 7.1 (and provided that the previous issue did not breach ASX Listing Rule 7.1) those securities will be deemed to have been made with shareholder approval for the purpose of ASX Listing Rule 7.1.

By ratifying this issue, the Company will retain the flexibility to issue equity securities in the future up to the 15% annual placement capacity set out in ASX Listing Rule 7.1 without the requirement to obtain prior Shareholder approval.

6.2 TECHNICAL INFORMATION REQUIRED BY ASX LISTING RULE 7.4

Pursuant to and in accordance with Listing Rule 7.5, the following information is provided in relation to the Share Ratification:

(a) 40,800,000 Shares were issued and allotted;

(b) the issue price of the Shares was 32 cents each;

(c) the Shares issued were all full paid ordinary shares in the capital of the Company issued on the same terms and conditions as the Company's existing Shares;

(d) the Shares were allotted and issued to various institutional clients of Mirabaud Securities Limited; and

(e) the funds raised were used to fund the acquisition of exploration equipment, to accelerate the companies exploration efforts and provide additional working capital.

The Board unanimously recommends that Shareholders vote in favour of Resolution 7.

7. ENQUIRIES

Shareholders are required to contact the Company Secretary on (61 8) 9353 3638 if they have any queries in respect of the matters set out in these documents.

GLOSSARY

$ means Australian dollars.

45c Option means an Option granted pursuant to Resolution 5 with the terms and conditions set out in Schedule 1.

40c Option means an Option granted pursuant to Resolution 6 with the terms and conditions set out in Schedule 2.

44c Option means an Option granted pursuant to Resolution 6 with the terms and conditions set out in Schedule 3.

Annual General Meeting means the meeting convened by the Notice of Meeting.

ASX means ASX Limited.

ASX Listing Rules means the Listing Rules of ASX.

Board means the board of directors of the Company.

Business Days means any day other than a Saturday, Sunday or public holiday in the State of Western Australia.

Company means Allied Gold Limited (ABN 86 104 855 067).

Constitution means the Company's constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Director Options means 45c Options, 40c Options or 44c Options as the context requires.

Directors mean the directors of the Company.

Explanatory Statement means the explanatory statement accompanying the Notice of Meeting.

Notice of Meeting or **Notice of Annual General Meeting** means the notice of annual general meeting accompanying this Explanatory Statement.

Option means an option to acquire a Share.

Optionholder means a holder of a 45c Option, 40c Option or 44c Option as the context requires.

Resolutions means the resolutions set out in the Notice of Meeting, or any one of them, as the context requires.

Share means a share in the Company.

Shareholder means a shareholder in the Company.

WST means Western Standard Time as observed in Perth, Western Australia.

SCHEDULE 1 – TERMS AND CONDITIONS OF 45C OPTIONS

The 45c Options entitle the holder to subscribe for Shares on the following terms and conditions:

(a) Each 45c Option gives the Optionholder the right to subscribe for one Share. To obtain the right given by each 45c Option, the Optionholder must exercise the 45c Options in accordance with the terms and conditions of the 45c Options.

(b) The 45c Options will expire at 5:00 pm (WST) on 31 December 2009 (**Expiry Date**). Any 45c Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

(c) The amount payable upon exercise of each 45c Option will be $0.45 (**Exercise Price**).

(d) An Optionholder may exercise their 45c Options by lodging with the Company, before the Expiry Date:

  (i) a written notice of exercise of 45c Options specifying the number of 45c Options being exercised; and

  (ii) a cheque or electronic funds transfer for the Exercise Price for the number of 45c Options being exercised;

  (**Exercise Notice**).

(e) An Exercise Notice is only effective when the Company has received the full amount of the Exercise Price in cleared funds.

(f) Within 10 Business Days of receipt of the Exercise Notice accompanied by the Exercise Price, the Company will allot the number of Shares required under these terms and conditions in respect of the number of 45c Options specified in the Exercise Notice.

(g) The 45c Options are not transferable.

(h) All Shares allotted upon the exercise of 45c Options will upon allotment rank pari passu in all respects with other Shares.

(i) The Company will not apply for quotation of the 45c Options on ASX. However, The Company will apply for quotation of all Shares allotted pursuant to the exercise of 45c Options on ASX within 10 Business Days after the date of allotment of those Shares.

(j) If at any time the issued capital of the Company is reconstructed, all rights of an Optionholder are to be changed in a manner consistent with the Corporations Act and the ASX Listing Rules at the time of the reconstruction.

(k) There are no participating rights or entitlements inherent in the 45c Options and Optionholders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the 45c Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 Business Days after the issue is announced. This will give Optionholders the opportunity to exercise their 45c Options prior to the date for determining entitlements to participate in any such issue.

(l) A 45c Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the 45c Option can be exercised.

SCHEDULE 2 – TERMS AND CONDITIONS OF 40C OPTIONS

The 40c Options entitle the holder to subscribe for Shares on the following terms and conditions:

(a) Each 40c Option gives the Optionholder the right to subscribe for one Share. To obtain the right given by each 40c Option, the Optionholder must exercise the 40c Options in accordance with the terms and conditions of the 40c Options.

(b) The 40c Options will expire at 5:00 pm (WST) on 31 December 2008 (**Expiry Date**). Any 40c Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

(c) The amount payable upon exercise of each 40c Option will be $0.40 (**Exercise Price**).

(d) An Optionholder may exercise their 40c Options by lodging with the Company, before the Expiry Date:

  (i) a written notice of exercise of 40c Options specifying the number of 40c Options being exercised; and

  (ii) a cheque or electronic funds transfer for the Exercise Price for the number of 40c Options being exercised;

  (**Exercise Notice**).

(e) An Exercise Notice is only effective when the Company has received the full amount of the Exercise Price in cleared funds.

(f) Within 10 Business Days of receipt of the Exercise Notice accompanied by the Exercise Price, the Company will allot the number of Shares required under these terms and conditions in respect of the number of 40c Options specified in the Exercise Notice.

(g) The 40c Options are not transferable.

(h) All Shares allotted upon the exercise of 40c Options will upon allotment rank pari passu in all respects with other Shares.

(i) The Company will not apply for quotation of the 40c Options on ASX. However, The Company will apply for quotation of all Shares allotted pursuant to the exercise of 40c Options on ASX within 10 Business Days after the date of allotment of those Shares.

(j) If at any time the issued capital of the Company is reconstructed, all rights of an Optionholder are to be changed in a manner consistent with the Corporations Act and the ASX Listing Rules at the time of the reconstruction.

(k) There are no participating rights or entitlements inherent in the 40c Options and Optionholders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the 40c Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 Business Days after the issue is announced. This will give Optionholders the opportunity to exercise their 40c Options prior to the date for determining entitlements to participate in any such issue.

(l) A 40c Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the 40c Option can be exercised.

SCHEDULE 3 – TERMS AND CONDITIONS OF 44C OPTIONS

The 44c Options entitle the holder to subscribe for Shares on the following terms and conditions:

(a) Each 44c Option gives the Optionholder the right to subscribe for one Share. To obtain the right given by each 44c Option, the Optionholder must exercise the 44c Options in accordance with the terms and conditions of the 44c Options.

(b) The 44c Options will expire at 5:00 pm (WST) on 31 December 2008 (**Expiry Date**). Any 44c Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

(c) The amount payable upon exercise of each 44c Option will be $0.44 (**Exercise Price**).

(d) An Optionholder may exercise their 44c Options by lodging with the Company, before the Expiry Date:

    (i) a written notice of exercise of 44c Options specifying the number of 44c Options being exercised; and

    (ii) a cheque or electronic funds transfer for the Exercise Price for the number of 44c Options being exercised;

    (**Exercise Notice**).

(e) An Exercise Notice is only effective when the Company has received the full amount of the Exercise Price in cleared funds.

(f) Within 10 Business Days of receipt of the Exercise Notice accompanied by the Exercise Price, the Company will allot the number of Shares required under these terms and conditions in respect of the number of 44c Options specified in the Exercise Notice.

(g) The 44c Options are not transferable.

(h) All Shares allotted upon the exercise of 44c Options will upon allotment rank pari passu in all respects with other Shares.

(i) The Company will not apply for quotation of the 44c Options on ASX. However, The Company will apply for quotation of all Shares allotted pursuant to the exercise of 44c Options on ASX within 10 Business Days after the date of allotment of those Shares.

(j) If at any time the issued capital of the Company is reconstructed, all rights of an Optionholder are to be changed in a manner consistent with the Corporations Act and the ASX Listing Rules at the time of the reconstruction.

(k) There are no participating rights or entitlements inherent in the 44c Options and Optionholders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the 44c Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 Business Days after the issue is announced. This will give Optionholders the opportunity to exercise their 44c Options prior to the date for determining entitlements to participate in any such issue.

(l) A 44c Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the 44c Option can be exercised.

SCHEDULE 4 – VALUATION OF DIRECTOR OPTIONS

The Director Options to be issued to the Related Parties pursuant to Resolutions 5 and 6 have been independently valued by Stanton Partners Corporate Pty Ltd.

Using the Binomial Option Valuation Methodology and based on the following assumptions, the Director Options were ascribed a value range, as follows:

Type of Director Option	45c Option	40c Option	44c Option
Assumptions:			
Valuation date	4 October 2007		
Market price of Shares	65 cents		
Exercise price	45 cents	40 cents	44 cents
Expiry date	31/12/2009	31/12/2008	31/12/2008
Risk free interest rate	6.25%		
Volatility	80%		
Indicative value per Director Option	37.92 cents	33.88 cents	31.92 cents
Total Value of Director Options			
- Mark Caruso	$1,516,800	N/A	N/A
- Anthony Lowrie	N/A	$338,800	$319,200

Note: The valuations noted above are not necessarily the market prices that the Director Options could be traded at and they are not automatically the market prices for taxation purposes.